

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2024

Kurt Gustafson
Executive Vice President, Finance and Chief Financial Officer
OmniAb, Inc.
5980 Horton Street, Suite 600
Emeryville, CA 94608

      **Re: OmniAb, Inc.
         Form 10-K filed March 25, 2024**

Dear Kurt Gustafson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services